
July 17, 2018

Mark Nunis
Chief Financial Officer
RLJ Entertainment, Inc.
8515 Georgia Avenue, Suite 650
Silver Spring, Maryland 20910

      Re: RLJ Entertainment, Inc.
          Form 10-K for the Year Ended December 31, 2017
          Filed March 16, 2018
          File No. 001-35675

Dear Mr. Nunis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Division of Corporation Finance
              Office of Transportation and Leisure